EXHIBIT 21.1

List of Subsidiaries of

The Sustainable Green Team, Ltd.

Entity Name	Place of Organization

National Storm Recovery, LLC*	Delaware

Mulch Manufacturing, Inc.*	Ohio

Sierra Gold Merger Corp.*	Delaware

*100% owned subsidiary of The Sustainable Green Team, Ltd.